Filed by Covidien plc
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Covidien plc
Form S-4 File No.: 333-197406

COVIDIEN PROFIT FORECAST

AND

MANAGEMENT INCENTIVISATION IN MEDTRONIC/COVIDIEN

APPLICABLE TO SENIOR MANAGEMENT

November 20, 2014

Dear Covidien Shareholder

On June 15, 2014, Covidien plc (“Covidien”) and Medtronic, Inc. (“Medtronic”) announced that they had entered into a definitive agreement pursuant to which Medtronic Holdings Limited, a new holding company incorporated in Ireland that will be renamed Medtronic plc (“New Medtronic”), will acquire Covidien and Medtronic (the “Transaction”). On November 20, 2014, New Medtronic filed with the U.S. Securities and Exchange Commission (the “SEC”) Amendment No. 5 to its registration statement on Form S-4 in connection with the Transaction, which included a joint proxy statement of Medtronic and Covidien that also serves as a prospectus of New Medtronic (the “Joint Proxy Statement/Prospectus”). The Form S-4 was declared effective on November 20, 2014, and the Joint Proxy Statement/Prospectus is included along with this letter.

Profit Forecasts

As Covidien is an Irish incorporated company, the Transaction is subject to the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”). In accordance with the Irish Takeover Rules, where Covidien or Medtronic gives earnings guidance (known as a “profit forecast” under the Irish Takeover Rules), that profit forecast must be repeated in the proxy statement sent to Covidien shareholders and certain attestations to that profit forecast must also be provided.

As Covidien and Medtronic have previously publicly disclosed profit forecasts for the financial years ending September 26, 2014 and April 24, 2015 respectively, these profit forecasts have been repeated in the Joint Proxy Statement/Prospectus on pages 473 through 476. The Covidien profit forecast is also repeated in this letter. The Medtronic profit forecast is set out in a separate document which has been issued by Medtronic and which accompanies this document.

In addition, included with this letter are reports required by the Irish Takeover Rules from Covidien’s reporting accountants, Deloitte & Touche (Ireland), confirming that the Covidien profit forecast has been properly compiled on the basis of the assumptions set forth in the profit forecast and the basis of accounting used is consistent with the accounting policies of Covidien, and Covidien’s financial advisor, Goldman Sachs International (“Goldman Sachs”), confirming that the Covidien profit forecast has been prepared with due care and consideration.

Management Incentivisation

Referenced in the Joint Proxy Statement / Prospectus is a summary of management incentivisation arrangements which are being offered by New Medtronic to two of Covidien’s senior executive managers, Mr. Bryan Hanson and Mr. Michael Tarnoff, in connection with the Transaction. This summary is contained in the Joint Proxy Statement / Prospectus on page 132 under the heading Letters of Intent with Medtronic.

As required by, and solely for the purposes of, Rule 16.2 of the Irish Takeover Rules, Goldman Sachs has (in its capacity as independent advisor to Covidien for the purposes of Rule 3 of the Irish Takeover Rules) confirmed to the Irish Takeover Panel (the “Panel”) that it has reviewed the terms of the management incentivisation arrangements referred to above together with other information deemed relevant and considers them in its opinion to be fair and reasonable so far as the Covidien Shareholders are concerned. In providing its advice, Goldman Sachs has taken into account the commercial assessments of Covidien.

Goldman Sachs’ confirmation to the Panel addressed only the matters required to be addressed by Rule 16.2 of the Irish Takeover Rules and addressed no other matter. Goldman Sachs’ confirmation to the Panel did not address, among other things, the relative merits of the Transaction as compared to any other transaction or business strategy, the merits of the decision by Covidien to engage in the Transaction, the fairness to Covidien’s shareholders of the consideration (including the share exchange ratio in calculating the equity component of the consideration) payable by Medtronic to Covidien’s shareholders pursuant to the terms of the Transaction, or the price at which Covidien’s shares or the shares of New Medtronic would trade at any time.

Very truly yours,

José E. Almeida

Chairman, President and Chief Executive Officer

Covidien plc

Unless otherwise defined in this communication, capitalized terms shall have the meaning given to them in the Joint Proxy Statement/Prospectus.

Consent

Each of Deloitte & Touche (Ireland) and Goldman Sachs has given and has not withdrawn its consent to the inclusion in this document of the references to its name in the form and context in which they appear.

Rule 16.2 Confirmation

Goldman Sachs’ confirmation to the Panel was provided solely to the Panel in connection with Rule 16.2 of the Irish Takeover Rules and for no other purpose, and none of Covidien, Medtronic or New Medtronic or any other person is permitted to rely on such confirmation for any purpose, including in recommending that Covidien’s shareholders or Medtronic’s shareholders vote to approve the Transaction. Goldman Sachs’ confirmation to the Panel is not intended to, and does not, constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any other matter related thereto.

In providing this confirmation, Goldman Sachs, which is authorized and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial advisor to Covidien and no one else in connection with the Transaction and will not be responsible to anyone other than Covidien for providing the protections afforded to its clients, and will not be responsible to anyone for providing advice in relation to the management incentivisation arrangements.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Filed with the SEC

New Medtronic has filed with the SEC a registration statement on Form S-4 containing a Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien plan to promptly mail to their respective shareholders (and to Covidien Equity Award Holders for information only) the definitive Joint Proxy Statement/Prospectus (which includes the Scheme Circular and Explanatory Statement) in connection with the Transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien with the SEC by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650 and are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696.

Participants in the Solicitation

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC.

Statements Required by the Takeover Rules

The directors of Covidien accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Covidien and no one else in connection with the Transaction and will not be responsible to anyone other than Covidien for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Transaction or any matter referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (DIRECTLY OR INDIRECTLY) IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE THIS WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in, 1% or more of any class of “relevant securities” of Covidien or Medtronic, all “dealings” in any “relevant securities” of Covidien or Medtronic (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the “offer period” otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Covidien or Medtronic, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Covidien by Medtronic or “relevant securities” of Medtronic by Covidien, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (Irish time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, can be found on the Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Panel’s website at www.irishtakeoverpanel.ie or contact the Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

About Covidien

Covidien is a global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien develops, manufactures and sells a diverse range of industry-leading medical device and supply products. With 2013 revenue of $10.2 billion, Covidien has more than 38,000 employees worldwide in more than 70 countries, and its products are sold in over 150 countries. Please visit www.covidien.com to learn more about Covidien’s business.

About Medtronic

Medtronic, Inc. (www.medtronic.com), headquartered in Minneapolis, is the global leader in medical technology—alleviating pain, restoring health, and extending life for millions of people around the world.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time-to-time in its other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in its forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Covidien Profit Forecast

Profit Forecast including Bases and Assumptions

1. General

Covidien plc issued the following fiscal 2014 guidance on December 16, 2013 in a public press release which announced certain reporting changes:

Sales Growth:
Surgical Solutions	3% to 6%
Vascular Therapies	3% to 6%
Respiratory & Patient Care	1% to 4%

Covidien	2% to 5%
Operating Margins (1)	21.5% to 22.5%
Tax Rate (1)	16% to 17%
Diluted shares outstanding (in millions)	450 to 460

(1)	Operating margins and the effective tax rate are considered non-GAAP financial measures, which have been adjusted for certain items that can be highly variable or difficult to predict. These items include net charges associated with acquisitions; net gain on divestiture; net restructuring and related charges; certain legal and environmental charges, impairments and other charges associated with certain product discontinuances, and certain one-time tax adjustments.

During Covidien’s first quarter earnings release issued on January 24, 2014, the above referenced guidance was updated when management made the following public statement: “Covidien has updated its fiscal 2014 tax rate guidance. Covidien now expects that the effective tax rate for 2014 will be in the 16.5% to 17.5% range, including forecast exchange at current rates and excluding the impact of one-time items. There are no other changes to the 2014 guidance Covidien previously issued in December 2013.”

In addition, during Covidien’s second quarter earnings release issued on April 25, 2014, Covidien confirmed there were no changes to previously issued guidance by making the following public statement: “There are no changes to the company’s previously issued 2014 guidance.”

The above statements regarding sales growth, operating margins, tax rate and diluted shares outstanding for the fiscal year ending September 26, 2014 constitute a profit forecast (“Covidien Profit Forecast”) for the purposes of Rule 28 of the Irish Takeover Rules.

2. Basis of preparation

The Covidien Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by Covidien which are in accordance with U.S. GAAP and those adopted in the preparation of the interim financial statements for the six months ended March 28, 2014, and those expected to be adopted in the financial statements for the year ending September 26, 2014.

The Covidien Profit Forecast was based on the interim unaudited accounts for the six months ended March 28, 2014 and a forecast for the six months ending September 26, 2014 adjusted for certain material one-time items as discussed in Note 1 above. It also assumed that the proposed acquisition of Covidien by Medtronic would not be completed before September 26, 2014 and excludes any costs related to the completion of the acquisition.

Covidien does not expect the Covidien Profit Forecast would be materially impacted by acquisitions or disposals of businesses not previously disclosed.

3. Assumptions

The Covidien directors have approved the Covidien Profit Forecast on the basis of the following assumptions:

Specific assumptions adopted by the Covidien directors

•

Sales will grow over the levels achieved in fiscal 2013 overall by 2% to 5% for fiscal 2014. Sales will be unfavourably impacted by changes in currency rates compared to the prior year by 100 to 125 basis points.

•	Operating margins for fiscal 2014 will be between 21.5% and 22.5%.

•	The effective tax rate for fiscal 2014 will be between 16.5% and 17.5%.

•

50% of free cash flow will be returned to shareholders through dividends and share repurchase programs and weighted average dilutive outstanding shares will be in the range of 450 million to 460 million.

•	The Covidien Profit Forecast does not account for the impact of any future acquisitions, dispositions, partnerships or in-license transactions.

•	The Covidien Profit Forecast is on a standalone basis and does not include any results of Medtronic.

Factors outside the influence or control of the Covidien directors

•

There will be no changes, beyond what has already been contemplated, in general trading conditions, economic conditions, competitive environment or levels of demand in the countries in which Covidien operates or trades that would materially affect Covidien’s business.

•	There will be no material cancellations of orders currently placed with Covidien.

•

There will be no business interruptions that materially affect Covidien, its major suppliers or major customers by reason of technological faults, natural disasters, industrial disruption, civil disturbance or government action.

•	There will be no material changes in the price of raw materials, freight, energy and labor costs.

•	There will be no changes in exchange rates, interest rates, bases of taxes, tax laws or interpretations, or legislative or regulatory requirements that would have a material impact on Covidien.

•

There will be no material adverse events that affect Covidien’s key products, including adverse regulatory and clinical findings or publications, product recalls, product liability claims or any unanticipated loss of patent protection.

Reports on Covidien Profit Forecast

The reports on the Covidien Profit Forecast as required by Rule 28.3 of the Irish Takeover Rules have been prepared by (i) Deloitte & Touche (Ireland); and (ii) Goldman Sachs.

Copies of their respective reports are included as Appendix I and Appendix II of this letter.

Appendix I

Report of Deloitte & Touche (Ireland) on Covidien Profit Forecast

The Board of Directors

Covidien plc

20 Lower Hatch Street

Dublin 2

Ireland

Goldman Sachs International

Peterborough Court

133 Fleet Street

London

EC4A 2BB

November 20, 2014

Dear Sirs

Covidien plc (the “Company”)

We report on the profit forecast comprising the statements made by the Company in respect of: (i) the forecast growth in sales; (ii) operating margins; (iii) tax rate; and (iv) diluted shares outstanding of the Company and its subsidiaries (together the “Group”) for the 12 months ending 26 September 2014 (the “Profit Forecast”)1. The Profit Forecast, and the material assumptions upon which it is based, are set out in the Covidien Profit Forecast document to be issued by the Company in which this report is included (the “Document”). This report is required by, and made in accordance with the requirements of, Rule 28.3(a) of the Irish Takeover Panel Act 1997, Takeover Rules, 2013 (as amended) (the “Takeover Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Profit Forecast in accordance with the requirements of the Takeover Rules.

It is our responsibility to form an opinion as required by the Takeover Rules as to the proper compilation of the Profit Forecast and to report that opinion to you.

[1]	Operating margins and the effective tax rate are considered non-GAAP financial measures, which have been adjusted for certain items that can be highly variable or difficult to predict. These items include net charges associated with acquisitions; net gain on divestiture; net restructuring and related charges; certain legal and environmental charges, impairments and other charges associated with certain product discontinuances, and certain one-time tax adjustments.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed or to the shareholders of the Company as a result of the inclusion of this report in the Offer Document, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report.

Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated in the Document and is based on the interim unaudited accounts for the six months ended 28 March 2014 and a forecast for the six months ending 26 September 2014 adjusted for certain material one-time items as discussed in Note 1 in the Document. It also assumed that the proposed acquisition of Coviden by Medtronic, Inc. would not be completed before 26 September 2014 and excludes any costs related to the completion of the acquisition. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Covidien Group.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom and published by the Institute of Chartered Accountants in Ireland. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based may relate to the future or unfinalised data and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside Ireland, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis stated and the basis of accounting used is consistent with the accounting policies of the Group.

Yours faithfully

Deloitte & Touche

Chartered Accountants

Appendix II

Report of Goldman Sachs on Covidien Profit Forecast

The Board of Directors

Covidien plc

20 Lower Hatch Street

Dublin 2

Ireland

November 20, 2014

Dear Sirs,

Proposed combination of Covidien plc (“Covidien” or the “Company”) and Medtronic, Inc. (“Medtronic”)

We refer to the profit forecast comprising the statements made by Covidien in respect of (i) the forecast growth in sales; (ii) operating margins; (iii) tax rate; and (iv) diluted shares outstanding of Covidien and its subsidiaries (together the “Group”) for the 12 months ending 26 September 2014 (the “Profit Forecast”). The Profit Forecast, and the material assumptions upon which it is based, are set out in the Covidien Profit Forecast document to be issued by Covidien in which this report is included.

We have discussed the Profit Forecast and the bases and assumptions on which it is made with the directors and officers of Covidien and with Deloitte & Touche, Earlsfort Terrace, Dublin, Ireland (“Deloitte Ireland”), reporting accountants to Covidien. We have assumed with your consent that the Profit Forecast reflects the best currently available estimates and judgments of the management of Covidien as to the future financial performance of Covidien for the period to which it relates. We have also discussed the accounting policies and bases of calculation for the Profit Forecast with the directors and officers of Covidien and with Deloitte Ireland. We have also considered Deloitte Ireland’s report of today’s date addressed to you and us on this matter. You have confirmed to us that all information material to the Profit Forecast has been disclosed to us.

For purposes of rendering this report, we have, with your consent, relied upon and assumed the accuracy and completeness of all the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof.

On the basis of the foregoing, we consider that the Profit Forecast, for which you as directors of Covidien are solely responsible, has been made with due care and consideration.

This report is provided to you solely in connection with Rule 28 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”) and for no other purpose. We are acting exclusively as financial advisor to Covidien and no one else in connection with the proposed combination, and it was solely for the purposes of complying with this provision of Irish law that Covidien requested Goldman Sachs prepare a report on the Profit

Forecast. No person other than the directors of Covidien can rely on the contents of this report and, to the fullest extent permitted by law, we exclude all liability to any other person other than the directors of Covidien in respect of this report or the work undertaken by us in connection with this report.

This report is not an opinion regarding, and we express no view as to, the reasonableness or achievability of the Profit Forecast. Instead, this report will address solely the matters required to be addressed by Rule 28 of the Irish Takeover Rules and does not address any other matter; it does not address, among other things, the relative merits of the proposed combination as compared to any other transaction or business strategy, the merits of the decision by Covidien to engage in the proposed combination, the fairness to Covidien shareholders of the exchange ratio in the proposed combination, or the price at which Covidien’s shares or the shares of Medtronic plc would trade at any time.

Furthermore, this report has been prepared independent of publication of the Profit Forecast and may not be relied on by you in recommending that Covidien’s shareholders vote to approve the proposed combination. This report is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the proposed combination or any matter related thereto.

Yours faithfully,

Goldman Sachs International